UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41645

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ICZOOM GROUP INC.

(Registrant’s Name)

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Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 are a notice of the extraordinary general meeting (the “Extraordinary General Meeting”) of Shareholders (the “Notice”) and a proxy card (the “Proxy Card”), respectively, of ICZOOM Group Inc. (the “Company”) relating to the Company’s Extraordinary General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Extraordinary General Meeting of Shareholders. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may also obtain a copy of such filings, free of charge, by writing to us at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000.

Participants in the Solicitation

The Company and its board of directors (the “Board”) and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.
Date: July 27, 2026	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

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